UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

Information to be included in statements filed pursuant to 13d-1(a)
and amendments thereto filed pursuant to 13d-2(a)

Under the Securities Exchange Act of 1934

EXEGENICS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

30161010
(CUSIP Number)

Thomas E. Willett, Esq.
Harris Beach PLLC
99 Garnsey Road
Pittsford, New York 14534
(585) 419-8646

(Name, Address and Telephone Number of Person Authorized to Receive Notes and Communications)

February 9, 2007
(Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box □.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) eXegenics, Inc. Fed. Id. 75-2402409
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,440,491 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,440,491 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9% (2)
14	TYPE OF REPORTING PERSON CO

(1)
eXegenics, Inc. (“eXegenics”) has entered into individual Voting Agreements dated as of February 9, 2007 with certain stockholders of eXegenics, each of which provides that the signatory stockholders will, for a period of three years, vote in person or by proxy all shares of eXegenics common stock held by such signatory in favor of the election of John A. Paganelli and Robert Baron as directors of eXegenics.

(2)	Based on 37,433,609 shares of common stock outstanding as of the close of business on February 9, 2007.

Item 1. Title and Class of Securities.

This Schedule relates to the Common Stock, par value $.01 per share of eXegenics, Inc. (the "Issuer"). The address of the Issuer’s principal executive offices is: 1250 Pittsford-Victor Road, Pittsford, NewYork 14534.

Item 2.  Identity and Background

(a)-(c)This Schedule 13D is being filed by eXegenics, Inc., a Delaware corporation (“eXegenics”). The address of the principal executive offices of eXegenics is set forth above. As a result of entering into the Voting Agreements described in Items 3 and 4 below, eXegenics may be deemed to have formed an individual “group” with each of the Investors (as defined in Item 3 below) for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. eXegenics expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such groups.

To the best of eXegenics’ knowledge as of the date hereof, the name, state of organization, principal business and business address of each entity executing a Voting Agreement is set out in Schedule 1 hereto. To the best of eXegenics’ knowledge as of the date hereof, the name, business address, and present principal occupation or employment of each person executing a Voting Agreement is set out in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference in response to this Item 2.

(d) - (e) During the last five years, neither eXegenics nor, to the best knowledge of eXegenics, any of the parties to the Voting Agreements has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) eXegenics is a Delaware corporation and, to the best of eXegenics’ knowledge, each natural person who is a party to a Voting Agreement is a United States citizen. The state or domicile of organization of any entity which is a party to a Voting Agreement is set forth in Schedule 1 hereto.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth or incorporated by reference in Item 4 is hereby incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction.

eXegenics entered into a Stock Purchase Agreement dated as of August 14, 2006, as amended as of November 30, 2006 (the “Purchase Agreement”) with certain investors named therein (the “Investors”). Pursuant to the Purchase Agreement, on February 9, 2007, eXegenics issued to the Investors 19,440,491 shares of common stock representing, on a fully diluted basis, fifty one percent (51%) of the issued and outstanding shares of common stock for an initial consideration of $8,613,000 (the “Issuance”). The purchase price is subject to adjustment to reflect the stockholders’ equity of eXegenics at the closing date (the “Issuance”). In connection with the Issuance, eXegenics entered into individual Voting Agreements dated as of February 9, 2007 (the “Voting Agreements”) with each of the Investors, whereby each of the Investors has agreed, for a period of three years after the closing, to vote all of his, her or its shares of common stock of eXegenics in favor of the election of John A. Paganelli and Robert Baron as directors of eXegenics.

References to and descriptions of the Purchase Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Purchase Agreement, the Amendment to the Purchase Agreement and the form of Voting Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

eXegenics does not have any right to dispose (or direct the disposition of) any eXegenics common stock pursuant to the Voting Agreements. Accordingly, eXegenics disclaims beneficial ownership of all such shares.

Item 5. Interest in Securities of Issuer.

(a) - (b)
The number of shares covered by the Voting Agreements in the aggregate is 19,440,491, which constitutes approximately 51.9% of the issued and outstanding shares of eXegenics common stock, based on the number of shares issued and outstanding on February 9, 2007. The number of shares owned by each entity or person that is a party to a Voting Agreement is set forth in Schedule 1, attached hereto. To the knowledge of eXegenics, each person has, subject only to the Voting Agreements, the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares owned by him, her or it. By virtue of the Voting Agreements, eXegenics may be deemed to share with the respective Stockholders the power to vote the shares subject to the respective Voting Agreements. eXegenics is not, however, entitled to any rights of a stockholder of eXegenics as to the shares covered by the Voting Agreements and disclaims any beneficial ownership of the eXegenics common stock which are covered by the Voting Agreements. The information set out in Items 2 and 3 with respect to the Investors and the information in Items 3 and 4 with respect to the Voting Agreements is incorporated herein by reference.

(c)
Other than as set forth in item 5(a)-(b), to the best of eXegenics’ knowledge as of the date hereof, there have been no transactions in the shares of eXegenics common stock effected during the past 60 days by eXegenics, nor to the best knowledge of eXegenics, by any affiliate or any of eXegenic’s executive officers or directors.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in items 3 through 5 of this Schedule 13D is incorporated herein by reference. Copies of the Purchase Agreement and the form of Voting Agreement are included as Exhibits 1 and 3, respectively, to this Schedule 13D. To the best of eXegenics’ knowledge, except as described in this Schedule 13D, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in item 2 above and between any such persons and any person with respect to securities of eXegenics.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1.	Stock Purchase Agreement dated as of August 14, 2006, incorporated by reference to the Report on Form 8-K filed by eXegenics on August 15, 2006, wherein such document is identified as Exhibit 10.1.

2.
Amendment to Stock Purchase Agreement dated as of November 30, 2006, incorporated by reference to the Report on Form 8-K filed by eXegenics on December 4, 2006, wherein such document is identified as Exhibit 10.1

3.	Form of Voting Agreement.

Schedule I

Set forth below is the name, business address and principal occupation or employment of each person who is a party to a Voting Agreement. Each person is a U.S. Citizen.

Name/No.of Shares	State of Organization	Business Address	PrincipalBusiness

The Frost Group, LLC 15,490,546	Delaware	4400 Biscayne Blvd. Miami, Florida 33137	Investments

New Valley LLC 2,257,110	Delaware	100 S.E. Second St. Miami, Florida 33131	Manufacture and sale of Cigarettes; Real Estate

RFJM LLC 225,711	New York	900 3rd Avenue New York, NY 10022	Investments

MZ Trading LLC 112,856	Nevis	961 Hyacinth Drive Del Ray Beach, FL 33483	Investments

Encore Atlantic Fund, LLC 451,422	Delaware	194 Tempo Place Eastport, NY 11941	Investments

Name/No.of Shares	Business Address	Principal Occupation

Joseph and Diane DeLuca 282,139	5 Stone Ridge Road Sussex, New Jersey 07461	Physician; Physician’s Asst.

Marie V. Wolf 394,995	Box 150 New Vernon, NJ 07976	Private Investor

Robert Sudack 112,856	1025 Fifth Avenue, New York, NY 10028	President, Posterloid Corp.

Ronnie Rosenstock 112,856	194 Tempo Place, Eastport, NY 11941	Private Investor

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	eXegenics, Inc.

	By:	/s/ John A. Paganelli
John A. Paganelli, Chairman and
Chief Executive Officer (Interim)